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Thomas (Percy) Kim · 2nd

Creating the next great Asian-American movie! | Writer/Director for ISLE CHILD — a feature film about identity, adoption, and self-love | Now accepting investments on Wefunder

Los Angeles, California, United States · Contact info

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4 mutual connections: Gopal Chitaure, John D. Reighard, and 2 others

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Red Bean Pastry LLC

University of Southern California

About

Writer/Director in the next APA-led dramatic feature — ISLE CHILD.

His debut film, TREJUR, screened in global venues such as Heartland and Busan International before receiving the Harry Winston Brilliant Futures Award and YoungArts Gold Medal. ...see more

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ISLE
CHILD

Invest in Isle Child - The Movie: Back the APA-led...

Isle Child - The Movie on Wefunder

ISLE CHILD is an Asian-American focused, personal, and authentic film, tugging at heartstrings and empowering young Asian-Americans in the same vein as MOONLIGHT,...

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GOLDEN GATE
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COMPETITIONS

SFFILM Announces 2022 Golden Gate Award Winners

BroadwayWorld.com

In awarding the prize to Busan, 1999, the jury stated that the director Thomas Kim "brings you thoughtfully into the interior, both of the literal bathroom space and that of...

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10 Must-See Films at NFFTY 2022 // Directors Notes

Directors Notes

Thomas Percy Kim's quiet drama looks at a tense mother and daughter relationship and the culturally-specific friction that is caused over a long period of separation.

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Invest in Isle Child - The Movie: Back the AAPI-led feature film about Asian identity, adoption, an...

wefunder.com · 11 min read

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Experience

President/Founder

Red Bean Pastry LLC · Full-time

Jun 2020 - Present · 2 yrs 9 mos

California, United States

Skills: Feature Films



Invest in Isle Child - The Movie: Back the APA-led feature film about Asian identity, adoption, and self-love!

Invest as little as $100 in startups and small businesses. Wefunder is the largest Regulation Crowdfunding portal.

Sundance Ignite Fellow

Sundance Institute

Jul 2022 - Present · 8 mos

A competitive year long program that offers mentorship and opportunities for emerging filmmakers.

Shorts Content Writer/Director

HBO Max

Jun 2020 - Jun 2022 · 2 yrs 1 mo

Freelance Writer/Director

Self-employed

Feb 2015 - May 2020 · 5 yrs 4 mos

Education

University of Southern California

Bachelor of Fine Arts - BFA, Film Production

Concord Carlisle High School

Skills

Feature Films

President/Founder at Red Bean Pastry LLC

University of Southern California

1 endorsement

Honors & awards

Sundance Ignite Fellow
Jul 2022

Associated with Sundance Institute

Shorts to Feature Lab Fellow
Jul 2021

Diverso Minority Report Fellow
Nov 2020

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Languages

English
Native or bilingual proficiency

Korean
Full professional proficiency

Interests

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